[Herman Miller Letterhead]

June 9, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Herman Miller, Inc. Registration Statement on Form S-4 File No. 333-256401 Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-256401) filed by Herman Miller, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on May 24, 2021, as amended by Amendment No. 1 thereto (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern time, on June 11, 2021, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Jenna E. Levine or Adam O. Emmerich of Wachtell, Lipton, Rosen & Katz at (212) 403-1172 or (212) 403-1234, respectively.  Please notify either of them when this request for acceleration has been granted.

[signature page follows]

Very truly yours,

Herman Miller, Inc.

By:	/s/ Jeffrey M. Stutz
Name:	Jeffrey M. Stutz
Title:	Chief Financial Officer

cc:	Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz Jenna E. Levine, Wachtell, Lipton, Rosen & Katz Stephen M. Kotran, Sullivan & Cromwell LLP Michael A. Pollner, Knoll, Inc.